Filed by Sanofi-Aventis
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: September 15, 2004

     On September 15, 2004, Sanofi-Aventis first presented the attached materials to its employees and later made the materials available on its website.

     In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. Investors are urged to read the registration statement, including any preliminary prospectus or definitive prospectus (when available) relating to the merger, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.

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A leading global pharmaceutical company is born

sanofi-aventis Number 1 in Europe, Number 3 worldwide Combined pro forma sales in 2003: € 24.5 bn 1 Combined pro forma adjusted net income in 2003: € 4.5 bn 2 Global market share: 5.6 % Global R&D budget: amongst the top 3 in the industry. 99,700 employees worldwide, including 33,000 medical sales representatives Presence in more than 100 countries on 5 continents Market capitalization: € 79 billion, the 2nd highest capitalization on the Paris Bourse (Cac 40), after Total An internally generated cash flow making it possible to reimburse the acquisition debt in five years 1 Combined sales, excluing Aventis Behring, Arixtra et Fraxipane 2 based on combined pro forma adjusted net income in 2003 as defined in the offer A new group ...

A new visual identity ... Two strategic goals: internal awareness, bringing teams together and building pride in being a part of the new Group external recognition, building our image and reputation A course of action : using our past histories to tell the story that we want to experience A necessity : easy memorization ? opting for simplicity

....with a universal dimension ...

....that expresses, in a few basic elements, the commitments and the personality of the new Group... A symbol that speaks to the heart and a signature whose power lies in its simplicity, to underscore our fundamental mission to provide the greatest number of people with medicines that are essential to improving their health A logo in which the balance between the company name and the curved line that underscores it as well as the unity portrayed by the people in the symbol above it, show our potential and our determination to bring people together in an enterprising spirit to build a solid and lasting company A discreet but clear-cut line and colors that signify the rigor and the scientific and technological expertise that are intrinsic to our profession A rounded typography in lower case and a generally simple graphic environment to express our choice - being neither presumptuous nor credulous - for humanism and solidarity

Performance : absolutely essential to create strong, sustainable and profitable growth Audacity, courage : knowing how to take risks, explore and be enterprising; demonstrating reactivity and pragmatism; moving forward, being combative ... « anything is possible » Creativity : favoring expression, intuition; but also the rigour of competency and the energy to bring things to fruition Respect for our professions, our heritages, solidarity towards our colleagues, but also towards people in the developing world: through morality and efficiency working in project teams to gain mutual benefit from our differences, to retain a human dimension, and to reconcile the sharing of objectives and results with individual responsibilities a « family » spirit, one of sociability, reciprocal commitments between the company and its employees, keeping promises ... to facilitate sustained commitment and profitability which preserve jobs a humanistic commitment to the outside world, generous communication without being paternalistic .. with respect for patients. Our challenge : to live these values while knowing how to define the rules needed to establish our reference points and cohesion .... and indicates the values that must guide us in the construction of this new phase ...

A logo unveiled - with special thanks to our shareholders ... They sent us a very powerful signal of confidence: the vast majority of Sanofi-Synthelabo shareholders voted for the required capital increase at its annual shareholders' meeting a record proportion of Aventis shares were tendered in Sanofi-Synthelabo's offer

A complex environment but significant strengths

A environment undergoing profound changes Soaring healthcare needs (rising life expectancy: 3 months additional life span gained each year for the past fifty years), along with a financial crisis leading to more generics, more medicines not reimbursed by healthcare systems, more demanding patients who are not too keen to pay out of their pockets Major threats to intellectual property Changes in Research and related consequences on technological control, internal/external organization, industrial reconversion, ethics, business models Enlargement of the EU, with its opportunities and constraints (parallel imports, counterfeiting, interdependence of national policies) Growth of competition among nations: need to preserve European competitiveness while ensuring growth in the US, Asia, Latin America... Access to medicines for all: a global obligation for solidarity, to which we must make our contribution

But significant strengths

Our ranking 0 5 10 15 20 25 30 35 40 45 Pfizer GSK sanofi-aventis Merck J&J Novartis AstraZeneca BMS Roche Abbott Wyeth Eli Lilly Schering-Plough Sales(1) (€ bn) (1) Source: IMS sales for the 12 months ended September 30, 2003

Our strong presence in all major markets, the wealth of our cultures, the quality of our 100,000 men and women North America Rank: 9th € 7.8 bn(1) Market share 4% 18,400 employees Western Europe Rank: 1st € 10.1 bn Market share 10% Latin America Rank: 2nd € 0.9 bn Market share 7% Japan Rank: 14th € 1.0 bn Market share 2% 2,800 employees Eastern Europe Rank: 2nd € 0.5 bn Market share 7% Africa/Middle East Rank: 1st € 0.6 bn Market share 9% Asia Pacific Rank: 3rd € 0.9 bn Market share 5% Rest of the World 26,300 employees Note: Sales, rankings and market shares are based on IMS data for the 12 months ended September 30, 2003 Developed sales in North America = €10.2 bn, based on IMS data for the 12 months ended September 30, 2003 52,200 employees incl. 29,000 in France, 10,000 in Germany

7 major therapeutic areas and a remarkable portfolio of medicines... Cardiovascular disease Thrombosis Cancer Diabetes Central Nervous System Internal medicine Vaccines : a world leader

On the basis of 2003 sales (IMS data), the new Group already has 10 products that generate more than 500 million euros in sales A potential for 8 blockbusters (sales > 1 billion euros) in 2005 .... With strong growth potential +40% +6% +18% +21% +23% +26% +23% +128% +23% +100% 2003 Sales - IMS Datas (€ bn) Evolution (developed sales) (developed sales)

An R&D organization viewed as one of the best in the industry... Worldwide : 11,000 scientific personnel, in more than 20 centers, on 3 continents Ambitious : € 4.2 bn Pragmatic and intuitive, in touch with patients' needs and market opportunities, but internally managed (project organization to optimize resources) Productive, with a strong potential that guarantees our long-term growth: more than 30 projects in the most advanced phases of development : phase III (19 projects) and life cycle management of existing medicines promising trials on expected major medicines: Acomplia(r) (rimonabant), a new approach to cardiovascular risk management, Ambien(r) CR (zolpidem) in sleep disorders, dronedarone in atrial fibrillation ongoing product registrations: Alvesco(r) (respiratory disease), Apidra(r) (diabetes), Genasense(r) (oncology), Menactra(r) (vaccines), Sculptra(r) (dermatology), Exubera(r) ...

.... With a first rate industrial and commercial organization North America 8,216 Japan 1,418 Rest of the world 11,326 Europe 12,190 incl. France 4,131 Germany 1,815 29,000 dedicated employees Balanced global distribution Facilities capable of processing all pharmaceutical forms Our sales forces Our industrial strength

Strong development potential in the US Major high growth products: Plavix(r), Avapro(r), Eloxatin(r), Ambien(r), Taxotere(r), Lovenox(r), UroXatral(r) A number of expected launches: zolpidem MR, rimonabant, dronedarone, Alvesco(r), Apidra(r), Genasense(r), Ketek(r), Vaccines A fertile pipeline of compounds, particularly in CNS disorders and oncology Hugo Victor x Pfizer 11.6 11.6 GSK 7.1 7.1 4.6 2 6.6 Merck & Co. 6.5 6.5 Novartis 6.3 6.3 AstraZeneca 6 6 J&J 5.8 5.8 Abbott 5.1 5.1 Eli Lilly 4.6 4.6 Wyeth 4.6 4.6 BMS 4.4 4.4 Roche 2.6 2.6 sanofi-aventis ....all of which are backed by powerful marketing and commercial resources. US Sales Force (in thousands)

Our project: generating strong, sustainable and profitable growth

Building a company that quickly achieves above-market sales growth, thanks to certain principles : European base and major presence in the US and Asia, but with the belief that «there are no small products, nor small markets» ? defending all our medicines everywhere in the world Developing a balanced product strategy: with highly innovative products that are not threatened by pricing strategies defending mature products that are the foundation of medication in all countries of the world being the generic manufacturers of our own products when they go off-patent Doing more, better and faster in the area of healthcare

.... certain principles : Focusing combined R&D resources on the most promising projects Optimizing marketing and commercial resources to back existing products and future launches Making our industrial base a key factor in the successful relaunch of mature products and the launch of new products Think global, act local : favor decentralization within the framework of the country organization as the backbone for managing product lines Doing more, better and faster in the area of healthcare (2)

Keeping our commitments on synergies Cost synergies resulting mainly from optimized structures. Sales synergies generated by improved growth from products Restructuring costs (non- recurring) of approximately € 2 bn before tax. 1,0 1,6 0,2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (billions of €) 1,25 € 1.6 bn per year before taxes Annual pre-tax synergies

After the recent creation of a senior management team and the appointment of 100 top managers : Mid-September: appointment of direct reports to members of the Management Committee September to January: continuation of budget process (mid-September: major orientations regarding the integration of the companies, from the end of September: review of Sanofi and Aventis budgets), in order to produce a final sanofi-aventis budget in January 2005 Negotiations with employee representative bodies to define optimal solutions in order to keep our promises regarding jobs Rapid definition of priorities for each new team: Implementation: to be operational as of January 2005 Our projects will be the success of our Project

Together, we can meet the challenges of the future

Important Information In connection with its acquisition of Aventis, sanofi-aventis has announced that it is studying the feasibility of merging Aventis with and into sanofi- aventis, with sanofi-aventis continuing as the surviving corporation. In connection with any merger of Aventis into sanofi-aventis, sanofi-aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. Investors are urged to read the registration statement, including any preliminary prospectus or definitive prospectus (when available) relating to the merger, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents. Forward-Looking Statements This communication contains forward-looking information and statements about sanofi-aventis, Aventis and their combined businesses after completion of the acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi- aventis and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that sanofi-aventis has filed with the SEC (File no: 333- 112314). Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by sanofi-aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (N° 04- 0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from sanofi-aventis on our web site at: www.sanofi-synthelabo.com. Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan) and with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market.